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[KINROSS LOGO]                                              [COMPUTERSHARE LOGO]
                                           Computershare Trust Company of Canada
                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                        Telephone 1-800-663-9097
                                                                    514-982-7270
                                                        Facsimile 1-866-249-7775
                                                                    416-263-9524
                                                           www.computershare.com

                                        PROXY NUMBER
                                        ISSUE ID               15366
                                        HOLDER ACCOUNT NUMBER

                                    Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example.

                                    A B C       1 2 3 X


                                    PROXY FORM - SPECIAL MEETING TO BE HELD ON
                                    JANUARY 28, 2003


NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.

3. The form of proxy should be signed in the exact manner as the name appears on the proxy.

4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A SPECIFICATION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

VOTING BY MAIL is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may appoint a person as proxy other than the management nominees named on the reverse of this form. Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy. Have this proxy form in hand when you call.

RECEIVE DOCUMENTS ELECTRONICALLY - You can enrol to receive future securityholder communication electronically, after you vote using the Internet. Even if you don't vote online, you can still enrol for this service. Follow the instructions below.


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
To Vote Using the Telephone
(Within U.S. and Canada)               To Vote Using the Internet           To Receive Documents Electronically
-----------------------------------    --------------------------------     ---------------------------------------------------
o Call toll free 1-866-290-9638        o Go to the following web site:      o You can enrol to receive future securityholder
  from a touch tone telephone.           www.computershare.com/ca/proxy       communication electronically, after you vote
  There is NO CHARGE for this call.                                           using the Internet. If you DON'T vote online, you
                                                                              can still enrol at:
                                                                              www.computershare.com/ca/consent
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YOU WILL NEED TO PROVIDE YOUR CONTROL NUMBER AND PROXY ACCESS NUMBER LISTED
BELOW.



CONTROL NUMBER                                               PROXY ACCESS NUMBER


IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY FORM. Proxies submitted must be received by 4:30 pm, Toronto time, on Thursday, January 23, 2003

THANK YOU




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THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

APPOINTMENT OF PROXY

I/WE BEING HOLDER(S) OF KINROSS GOLD CORPORATION HEREBY                      PRINT THE NAME OF THE PERSON YOU ARE
APPOINT(S): Robert M. Buchan, President and CEO, or failing him      OR      APPOINTING IF THIS PERSON IS SOMEONE
Shelley M. Riley, Corporate Secretary                                        OTHER THAN THE CHAIRMAN OF THE MEETING.
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as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Special Meeting of Kinross
Gold Corporation to be held at the Design Exchange, 234 Bay Street, Toronto,
Ontario on January 28, 2003 at 10 am and at any adjournment thereof.

RESOLUTIONS

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Proxy Circular.


                                                                                                FOR      AGAINST
                                                                                                ---      -------

1.   The resolution to approve the reservation for issuance and the issuance of                 [ ]        [ ]
     the number of common shares of the Corporation necessary to effect the
     Share Issuance Proposal in connection with the combination described in the accompanying Management Proxy Circular.

2.   The election of four (4) additional individuals to the Corporation's Board                 [ ]        [ ]
     of Directors, as specified in the accompanying Management Proxy Circular.

3.   The special resolution to approve the consolidation of the common shares of                [ ]        [ ]
     the Corporation on the basis of one consolidated common share for each three old common shares.

4.   The special resolution to reduce the Corporation's stated capital account                  [ ]        [ ]
     maintained for the common shares by approximately US $747 million.

5.   The resolution to terminate the Corporation's Shareholder Rights Plan.                     [ ]        [ ]
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AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR
INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above.
I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

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
Signature(s)                                      Date - Day                    Month                   Year


-----------------------------------------         -------------      /        ---------        /      ----------
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KNRQ